Exhibit 21

EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

Subsidiaries of the Registrant

The following is a list of the Subsidiaries of BCB Bancorp, Inc.

Name	State of Incorporation
BCB Community Bank	New Jersey

BCB Holding Company Investment Corp.	New Jersey

Special Asset REO 1, LLC	New Jersey

Special Asset REO 2, LLC	New Jersey